CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 15, 2017


VIA EDGAR CORRESPONDENCE

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      First Trust Exchange-Traded Fund VI (the "Trust")
                       File Nos. 811-22717 and 333-182308
            --------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 21, 2017 (the "Registration Statement"). The Registration Statement relates to the Developed International Equity Select ETF, Emerging Markets Equity Select ETF, Large Cap US Equity Select ETF, Mid Cap US Equity Select ETF, Small Cap US Equity Select ETF and US Equity Dividend Select ETF (the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - FEES AND EXPENSES OF THE FUND - ALL FUNDS

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is two years from the date of the prospectus.


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Karen Rossotto
June 15, 2017
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Please explain whether step 3 to the selection methodology is the only exclusory screen applied to the stocks in the Base Index.

RESPONSE TO COMMENT 2

      Step 3 is the only exclusory screen applied to the Base Index.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES - ALL FUNDS

      Disclose, as applicable, any sector focus of each Fund and the risks related to such sector(s).

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain the difference between "rebalanced" and "reconstituted" as used in this section.

RESPONSE TO COMMENT 4

      Rebalancing refers to the re-weighting of component securities per the Index's methodology, while reconstitution refers to the addition and/or deletion of component securities per the Index's methodology.

COMMENT 5 - PRINCIPAL RISKS - ALL FUNDS

      If a Fund intends to invest in unsponsored depositary receipts as a part of its principal investment strategy, disclose this and the relevant risks in the summary section.

RESPONSE TO COMMENT 5

      The Funds do not intend to invest in unsponsored depositary receipts as a part of their principal investment strategies.


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Karen Rossotto
June 15, 2017
Page 3


COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES - EMERGING MARKETS EQUITY SELECT ETF

      Please clarify the Index Provider's definition of "emerging markets."

RESPONSE TO COMMENT 6

      The disclosure states that the Index Provider classifies a company as "'emerging' based on a number of criteria including national income per capita, national market capitalization and national trading volume. Companies are classified as operating in a country primarily by their country of incorporation, domicile and primary exchange listing."

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES - EMERGING MARKETS EQUITY SELECT ETF

      Step 3 to the selection methodology excludes securities that have not paid a dividend in the trailing 12 months. Given that the majority of emerging market companies do not pay dividends, disclose whether the Fund will be focused in a small number of countries and the risks associated with such countries.

RESPONSE TO COMMENT 7

      The dividend screen from step 3 has been removed from the Fund's Index methodology. The Fund does not intend to focus on a small number of countries.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES - ALL
   FUNDS

      For each Fund, disclose the number of component securities in the Fund's Index.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES - MARKET CAP FUNDS

      The disclosure states that "to determine the market capitalization range of such securities, the Fund uses the current range of the Index." Please clarify this statement.



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Karen Rossotto
June 15, 2017
Page 4


RESPONSE TO COMMENT 9

      This disclosure has been modified to reflect the market capitalization range of the securities in each of the Funds.

COMMENT 10 - PRINCIPAL RISKS - LARGE CAP US EQUITY SELECT ETF

      The disclosure states that the Fund will be classified as "non-diversified." Please consider whether this is appropriate given the nature of the Index.

RESPONSE TO COMMENT 10

      Initially, the Fund intends to operate as non-diversified fund. However, to the extent the Fund cannot comply with Rule 13a-1 under the 1940 Act, after three years the Fund will convert to a diversified fund.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES - US EQUITY DIVIDEND SELECT

      The disclosure states that "each security within a sector is yield-weighted relative to the other remaining securities in the sector." Please disclose the meaning of "yield-weighted."

RESPONSE TO COMMENT 11

      The disclosure has been revised to state "securities with higher dividend yields are given a greater weight in the Index relative to the other remaining securities in the sector."

COMMENT 12 - ADDITIONAL RISKS OF INVESTING IN THE FUNDS

      "Depositary Receipts Risk" refers to investment in unsponsored and restricted (144A) depositary receipts. If these securities are a part a Fund's principal investment strategy, move this disclosure to the summary section.

RESPONSE TO COMMENT 12

      The Funds do not intend to invest in unsponsored or restricted depositary receipts as a part of their principal investment strategies.



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Karen Rossotto
June 15, 2017
Page 5


COMMENT 13 - PRINCIPAL RISKS

      Please move the "Emerging Markets Risk" disclosure to the summary section for the Emerging Markets Equity Select ETF.

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

                                     * * *

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                              Sincerely yours,

                                              CHAPMAN AND CUTLER LLP



                                              By: /s/ Morrison C. Warren
                                                 --------------------------
                                                      Morrison C. Warren